GEMALTO-WAVECOM/ (INTERVIEW, UPDATE 2)|LANGEN|ABN|E|RBN|U
Document LBA0000020081009e4a9000qd
LEAD 2 Gemalto maintains the bid price rejected by Wavecom
by Cyril Altmeyer
667 words
9 October 2008
08:34
Reuters — The news in French
French
(c) Reuters Limited 2008.
PARIS, 9 October (Reuters) – Gemalto, the world leader in smart cards, said that it has “no intention” of raising its offer for wireless technology group Wavecom. Wavecom’s board called the bid “hostile” on Thursday.
Wavecom’s board said the offer, launched Monday by Gemalto at 7 euros a share, valuing the group at 110.6 million euros, was not in the interest of the company or its shareholders. The board reaffirmed its confidence in Wavecom’s management team, which had rejected the bid on Tuesday.
“This offer is tied to an industrial project. It will create value quickly for shareholders because the price is right, and it will be good for Wavecom employees because the group will be growing within Gemalto”, Gemalto’s chief executive, Olivier Piou, told Reuters in a telephone interview. “We have no intention of raising our offer.”
Gemalto’s offer represents a premium of 72% over Wavecom’s closing price of 4.08 euros last Friday and 20 euros for each Wavecom convertible. It is conditional on Gemalto holding at least 50.01 percent of Wavecom’s share capital when the offer closes.
To explain why certain Wavecom shareholders are resisting Gemalto’s offer, Mr Piou said that some of them would have preferred a share swap, but that was not technically possible because Wavecom is listed in the United States and Gemalto is not.
“The opportunity for Wavecom shareholders”, he said, “is to accept this offer and then buy Gemalto shares.”
BANKING CONSOLIDATION IS AN OPPORTUNITY
Shares in Gemalto were up 3.78% to 22.81 euros by 1110 CET, while Wavecom shares gained 1.24% to 6.54 euros.
“Wavecom says the bid undervalues the company, but it hasn’t proved it”, said one analyst. “It is Gemalto’s offer that is buoying the share price. At the current price of Wavecom shares, it is a good offer, and Gemalto’s management has reason not to raise their bid.”

Founded in 1993, Wavecom has a market capitalisation of more than 100 million euros – compared with nearly 2 billion euros for Gemalto – and is 22% owned by management and the founders, with 7% of the capital in treasury shares.
In an interview with Reuters last Friday, the chief executive of Wavecom, Ron Black, said he did not want to sell because “there is a great deal of value creation ahead of us”.
As the reason for its bid for Wavecom, Gemalto cited a desire to expand in the “machine to machine” segment. The deal, which is the group’s first move to grow by acquisition since it was created by the merger of Axalto and Gemplus in June 2006, would have no impact on its operating margin target, still set at more than 10% in 2009.
“Gemalto believes there are things it can do in machine to machine, even if that might not seem a natural move at first blush”, added the same analyst. “At this price, the tab is not very expensive.”
Asked to say whether Gemalto was suffering from the current financial crisis, Mr Piou replied that, to the contrary, he saw significant opportunities for his payment cards business.
“When you see consolidation going on between banks, there is a rebranding opportunity,” Mr Piou said, mentioning the buyout of Fortis’s businesses in Belgium and Luxembourg by BNP Paribas, announced on Monday. “Furthermore, when financial institutions are in trouble, they tend to outsource part of their activities, and they turn to us.”
/CA
(With contributions from Matt Gil, Vanessa Walters and Matthieu Protard, edited by Jacques Poznanski)
FRANCE-WAVECOM-GEMALTO (LEAD 2)|LANGFR|FA|REF|DNP
Document REUTFR0020081009e4a900011
The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This new article is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the French Autorité des marchés financiers (“AMF”) as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).